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EXHIBIT 99
WOODWARD GOVERNOR COMPANY
ADDITIONAL EXHIBIT - DESCRIPTION OF
ANNUAL REPORT GRAPHS


Below is a description of the graphs appearing under "Financial Highlights" on
page 1 of our 2000 Annual Report.

NET SALES:
     This bar graph shows consolidated net sales in millions of dollars for the
     fiscal years ended 1996 through 2000. Plot points are $417, $442, $490,
     $597, and $597 with the first plot point for 1996.


NET EARNINGS:
     The bar graph for consolidated net earnings is in millions of dollars for
     fiscal years 1996 through 2000. The plot points are $22, $18, $22, $31, and
     $47 with the first plot point for 1996. A second plot point reflects
     earnings before equity in loss of an unconsolidated affiliate. Plot points
     are $22, $24, $25, $32, and $47 with the first plot point for 1996.


NET EARNINGS AND CASH DIVIDENDS PER SHARE:
     The bar graph for consolidated net earnings and cash dividends per diluted
     share is for fiscal years ended 1996 through 2000. Plot points for net
     earnings per diluted share are $1.92 $1.57, 1.90, $2.73, and $4.15 with the
     first plot point for 1996. Plot points for cash dividends per diluted share
     are $.93 in each year for all years.
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